United States
                              Securities and Exchange Commission
                                    Washington, D.C. 20549


                                        SCHEDULE 13D

                          Under the Securities Exchange Act of 1934
                                      (Amendment No. 5)


                         John Hancock Patriot Select Dividend Trust
                                      (Name of Issuer)


                                        Common Stock
                               (Title of Class of Securities)


                                         41013U-10-2
                                        (CUSIP Number)



                                  The Commerce Group, Inc.
                                       211 Main Street
                                      Webster, MA 01570
                                       (508) 943-9000
                        (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)



                                        May 28, 2003
                   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box:      [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












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CUSIP No.: 41013U-10-2                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 5
                                            JUNE 9, 2003




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                             3,503,400
         SHARED VOTING POWER                                   0
         SOLE DISPOSITIVE POWER                        3,503,400
         SHARED DISPOSITIVE POWER                              0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,503,400

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           35.3%

14.      TYPE OF REPORTING PERSON
         [HC]












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CUSIP No.: 41013U-10-2                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 5
                                            JUNE 9, 2003




ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of John Hancock Patriot Select Dividend Trust (the "Fund"), a Massachusetts business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 101 Huntington Avenue, Boston, MA, 02119-7603.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (f) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. No material changes have taken place with respect to director or officer information of the Reporting Person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the funds used by the Reporting Person to purchase Shares listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares reported in Annex A aggregated approximately $277,271.

ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's reports with the Securities and Exchange Commission report that 9,925,193 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 35.3% of the Fund's outstanding Shares.

     (b) The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 3,503,400 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 35.3% of the outstanding Shares.

                                                 Shares              Cost

     The Commerce Insurance Company             3,241,600        $45,061,811
     American Commerce Insurance Company          186,100          2,355,422
     Commerce West Insurance Company               75,700          1,096,559

                    Totals                      3,503,400        $48,513,792







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CUSIP No.: 41013U-10-2                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 5
                                            JUNE 9, 2003



     (c) During the period from April 16, 2002 through May 28, 2003 the Reporting Person has effected the following purchases and sales in the shares of Common Stock, all of which were made on the New York Stock Exchange (see attached Annex A). All transactions prior to April 16, 2002 were reported on previous Schedule 13D filings.


     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.


     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.



ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A   Item 5(c) Information




















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CUSIP No.: 41013U-10-2                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDENT No. 5
                                            JUNE 9, 2003






                                          SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 9, 2003                            THE COMMERCE GROUP INC.










                                        Gerald Fels
                                        Executive Vice President &
                                        Chief Financial Officer

























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                                                  ANNEX  A
                                          Item 5 (c) - Information

DIV - JOHN HANCOCK PATRIOT SELECT        41013U-10-2

FROM 04/16/02 - 05/28/03


COMMERCE INSURANCE COMPANY
     Purchases

  TRADE           SETTLEMENT                         PURCHASE PRICE        ACQUISITION
  DATE               DATE           SHARES             PER SHARE              COST

04/16/02         04/19/02            300              $14.55             $  4,377.00
04/19/02         04/24/02            100               14.70                1,474.00
04/25/02         04/30/02          5,600               14.65               82,264.00
05/07/02         05/10/02          1,200               14.70               17,688.00
07/22/02         07/26/02         13,200               12.95              171,468.00

COMMERCE PURCHASES TOTALS:        20,400                                $277,271.00

COMMERCE INSURANCE COMPANY
     Sales

  TRADE         SETTLEMENT        SHARES            SALE PRICE
  DATE             DATE            SOLD              PER SHARE          CONSIDERATION
04/17/03         04/23/03          1,000              $13.8200           $ 13,779.35
04/28/03         05/01/03          4,500               13.8527             62,154.23
04/30/03         05/05/03            200               13.8162              2,755.11
04/30/03         05/05/03          4,500               13.8162             61,989.99
05/01/03         05/06/03            600               13.8883              8,308.59
05/06/03         05/09/03          2,700               14.0481             37,820.09
05/07/03         05/12/03          1,500               13.8547             20,721.07
05/08/03         05/13/03          2,600               13.8215             35,830.21
05/08/03         05/13/03            700               13.8500              9,666.54

COMMERCE SALES TOTALS:            18,300                                 $253,025.18

NET COMMERCE TOTAL:               (2,100)                                ($24,245.82)



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

AMERICAN COMMERCE INSURANCE COMPANY
     Sales

  TRADE           SETTLEMENT       SHARES             SALE PRICE
  DATE               DATE           SOLD               PER SHARE         CONSIDERATION
01/30/03         02/04/03            400              $14.0100        $     5,587.83
01/30/03         02/04/03            400               14.0000              5,583.83
01/30/03         02/04/03            200               14.0000              2,791.92
01/30/03         02/04/03          2,400               14.0000             33,502.99
01/30/03         02/04/03          5,800               14.0000             80,965.55
02/03/03         02/06/03          1,700               14.3000             24,241.26
04/21/03         04/24/03          3,100               13.7313             42,441.03
04/22/03         04/25/03          9,900               13.6921            135,149.44
04/23/03         04/28/03          3,400               13.6562             46,292.90
04/29/03         05/02/03          3,600               13.8153             49,588.76
05/09/03         05/14/03          5,700               13.8035             78,448.26
05/12/03         05/15/03          3,800               13.7300             52,019.55
05/13/03         05/16/03          3,500               13.7260             47,898.75
05/14/03         05/19/03            400               13.6500              5,443.74
05/16/03         05/21/03          6,000               13.5882             81,285.38
05/19/03         05/22/03          8,200               13.6068            111,242.54
05/21/03         05/23/03          3,000               13.5900             40,648.09
05/22/03         05/28/03          3,700               13.8468             51,082.76
05/27/03         05/30/03         12,500               14.0306            174,874.29
05/28/03         06/02/03         36,200               14.0935            508,712.82

AMERICAN COMMERCE TOTALS:        113,900                               $1,577,801.69

NET CONSOLIDATED SALE TOTAL:     111,800                               $1,553,555.87












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